UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

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Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

   Morgan Stanley Dean Witter & Co.(1)
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     (Last)                         (First)                      (Middle)

  1585 Broadway
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                                   (Street)

    New York                          NY                              10036
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     (City)                         (State)                           (Zip)


2.   Date of Event Requiring Statement (Month/Day/Year)

     9/14/01
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3.   IRS or Social Security Number of Reporting Person (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

     InterNAP Network Services Corporation (INAP)
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5.   Relationship of Reporting Person(s) to Issuer   (Check all applicable)

       Director                                        X 10% Owner
    ---                                               ---

       Officer (give title below)                        Other (specify below)
    ---                                               ---

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6.   If Amendment, Date of Original (Month/Day/Year)


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7.  Individual or Joint/Group Filing (Check Applicable Line)

    Form filed by One Reporting Person
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 x  Form filed by More than One Reporting Person
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

             Table I -- Non-Derivative Securities Beneficially Owned


1.   Title of Security                            2. Amount of Securities     3. Ownership         4.   Nature of Indirect
     (Instr. 4)                                      Beneficially Owned          Form: Direct           Beneficial Ownership
                                                     (Instr. 4)                  (D) or Indirect        (Instr. 5)
                                                                                 (I)(Instr. 5)
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
Common Stock                                           7,715,184                      I(2)               Through Partnerships



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see
  Instruction 5(b)(v).


                                                              Page 1 of 3 (Over)
                                                                 SEC 1473 (3-99)

FORM 3 (contniued)

           Table II -- Derivative Securities Beneficially Owned
      (e.g., puts, calls, warrants, options, convertible securities)



1.   Title of Derivative           2. Date Exercisable          3.   Title and Amount of     4. Conver-    5. Owner-    6. Nature
     Security (Instr. 4)              and Expiration                 Securities Underlying      sion or       ship         of In-
                                      Date (Month/Day/Year)          Derivative Security        Exercise      Form of      direct
                                      -------------------------         (Instr. 4)              Price of      Deriv-       Bene-
                                      Date           Expira-       -------------------------    Derivative    ative        ficial
                                      Exer-          tion             Title           Amount    Security      Security:    Owner-
                                      cisable        Date                             or                      Direct       ship
                                                                                      Number                  (D) or      (Instr.
                                                                                      of                      Indirect     5)
                                                                                      Shares                  (I)
                                                                                                              (Instr.
                                                                                                              5)
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

Series A
  Preferred Stock                     Immed.           N/A         Common Stock     7,113,907     $1.48          I(3)  Through
                                                                                                                        Partnerships
Warrants                              Immed.         9/14/06       Common Stock     1,778,475     $1.48          I(3)  Through
                                                                                                                        Partnerships



Explanation of Responses:

(1)  Please see attached Joint Filer Information.                                     /s/ Peter Vogelsang
(2) 7,173,840 shares of the reported securities are owned directly by Morgan         -----------------------------------------------
Stanley Venture Partners III, L.P., Morgan Stanley Venture Investors III, L.P.       **Signature of Reporting Person
and The Morgan Stanley Venture Partners Entrepreneur Fund, L.P. (collectively,
the "MSDW Funds"). The Reporting Person is the ultimate parent company of            By: Peter Vogelsang, authorized
Morgan Stanley Venture Capital III, Inc. ("MSVC III, Inc."), which is the            signatory for Morgan Stanley Dean
institutional managing member of Morgan Stanley Venture Partners III, L.L.C.         Witter & Co.
("MSVP III, L.L.C"). MSVP III, L.L.C. is the general partner of each of the
MSDW Funds. The Reporting Person, MSVP III, L.L.C. and MSVC III, Inc., each disclaim beneficial ownership of the reported securities held by the MSDW Funds
except to the extent of their pecuniary interests therein. The remaining              /s/ Debra Abramovitz
541,344 shares of the reported securities are held by MSVC III, Inc. The             -----------------------------------------------
Reporting Person disclaims beneficial ownership of the reported securities held      **Signature of Reporting Person
by MSVC III, Inc. except to the extent of its pecuniary interest therein.
                                                                                     By: Debra Abramovitz, Vice President
                                                                                     and Treasurer of MSVC III, Inc.,
                                                                                     institutional managing member of the
                                                                                     general partner of the MSDW Funds,
(3) The reported securities are owned by the MSDW Funds. The Reporting Person,       for each of these entities.
MSVP III, L.L.C. and MSVC III, Inc., each disclaim beneficial ownership of the
reported securities except to the extent of their pecuniary interests therein.                                             9/24/01
                                                                                                                         -----------
                                                                                                                            Date


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                     Page 2 of 3
                                                                 SEC 1473 (3-99)

                            Joint Filer Information

Each of the following joint filers has designated Morgan Stanley Venture Capital III, Inc. ("MSVC III, Inc.") as the "Designated Filer" for purposes of
Item 1 of the attached Form 3:

   (1) Morgan Stanley Venture Capital III, Inc. ("MSVC III, Inc.") 1221 Avenue of the Americas
           New York, New York 10020

   (2) Morgan Stanley Venture Partners III, L.L.C. ("MSVP III, L.L.C.") 1221 Avenue of the Americas
           New York, New York 10020

   (3) Morgan Stanley Venture Partners III, L.P. ("MSVP III, L.P.") 1221 Avenue of the Americas
           New York, New York 10020

   (4) The Morgan Stanley Venture Partners Entrepreneur Fund, L.P. (the "Entrepreneur Fund")
           1221 Avenue of the Americas
           New York, New York 10020

   (5) Morgan Stanley Venture Investors III, L.P. ("MSVI III, L.P.") 1221 Avenue of the Americas
           New York, New York 10020


Issuer & Ticker Symbol: InterNAP Network Services Corporation (INAP)

Date of Event Requiring Statement: 09/14/01


Signature: /s/ Peter Vogelsang
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           By: Peter Vogelsang, as authorized signatory for
           MSDW



Signature: /s/ Debra Abramovitz
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           By: Debra Abramovitz, as Vice President and
           Treasurer of MSVC III, Inc., the institutional
           managing member of MSVP III, L.L.C., the general
           partner of MSVP III, L.P., the Entrepreneur Fund and
           MSVI III, L.P.


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